SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KEYON COMMUNICATIONS HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

493312201

(CUSIP Number)

Mr. Michael J. Brown

Dynamic Broadband Corporation

c/o Corridor Management Co.

101 First Avenue SE

PO Box 607

Cedar Rapids, IA 52406-0607

(319) 364-4411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 493312201		13D

1.	Name of Reporting Persons I.R.S. Identification No. of above persons (entities only) Dynamic Broadband Corporation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Iowa

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,037,574

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,037,574

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,037,574

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 8.609%

14.	Type of Reporting Person CO

CUSIP No. 493312201	13D

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of KeyOn Communications Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11742 Stonegate Circle, Omaha, Nebraska 68164.

Item 2.	Identity and Background.

(a)           This Schedule 13D is filed by Dynamic Broadband Corporation (the “Reporting Person”).

(b)           The Reporting Person’s business address is c/o Corridor Management Co., 101 First Avenue SE, PO Box 607, Cedar Rapids, IA 52406-0607.

(c)           The Reporting Person was formerly engaged in the business of providing telecommunications services.  It sold a substantial portion of its assets to the Issuer.

(d)           During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 30, 2010, the Issuer entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with the Reporting Person. Upon closing pursuant to the Asset Purchase Agreement on May 28, 2010, the Issuer issued 2,005,306 shares of the Issuer’s Common Stock to the Reporting Person.

On July 6, 2010, the Issuer issued to the Reporting Person an additional 29,041 shares of its Common Stock, which shares were issued to the Reporting Person pursuant to the Asset Purchase Agreement.

On November 15, 2010, the Issuer issued to the Reporting Person an additional 3,227 shares of its Common Stock, which shares were issued to the Reporting Person pursuant to the Asset Purchase Agreement.

Item 4.	Purpose of Transaction.

The shares of Common Stock acquired by the Reporting Person were acquired for investment purposes. The Reporting Person presently does not have any plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           As of November 19, 2010, the Reporting Person is the beneficial owner of 2,037,574 shares of the Issuer’s Common Stock, all of which shares are owned by the Reporting Person.  The shares owned by the Reporting Person collectively represent 8.609% of the outstanding Common Stock based on 23,668,211 shares of Common Stock outstanding as of November 15, 2010.

(b)           The Reporting Person has the sole power to vote or to direct to vote and to dispose or to direct the disposition of 2,037,574 shares of Common Stock, all of which shares are owned by the Reporting Person.

(c)           During the past 60 days the Reporting Person affected no transactions in the Common Stock other than as set forth in this Schedule 13D.

(d)           No entity or person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,037,574 shares of Common Stock that are directly held by the Reporting Person.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not applicable.

Item 7.	Material to be Filed as Exhibits.
Not applicable.

CUSIP No. 493312201	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2010

DYNAMIC BROADBAND CORPORATION

/s/ Michael J. Brown
Michael J. Brown